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Hillary A. Coleman

Davis Polk & Wardwell LLP	450 Lexington Avenue
New York, NY 10017	212 450 4733 tel
hillary.coleman@davispolk.com

January 27, 2021

Re:	Grayscale Ethereum Trust (ETH)

Amendment No. 1 to Registration Statement on Form 10-12G

Filed October 2, 2020

Response letter dated November 23, 2020

File No. 000-56193

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Justin Dobbie, Legal Branch Chief

 David Lin, Staff Attorney

 John Spitz, Staff Accountant

 Michael Volley, Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Ethereum Trust (ETH), this letter provides the Sponsor’s response to the comment provided by the staff of the Division of Corporation Finance in its letter dated January 13, 2021, which is reproduced below.

Amendment No. 1 to Registration Statement on Form 10-12G

General

1.

We note your response to comment 11 in our letter dated June 2, 2020 in which you cited to receiving affirmative representations regarding investment intent, the requirement to hold Shares for one year and the lack of a redemption mechanism as important factors in demonstrating that investors that have purchased Shares from the Trust in the past bore the risk of their investment and in determining investment intent. We also note that there are a number of publicly available reports indicating that purchasers in your private placements are engaging in transactions designed to substantially reduce or eliminate the risk of their investment, including by taking short positions at the time of the private placement investment and covering that position when the restrictive legends are removed. Please tell us if you are aware of any such strategies being utilized by your private placement investors. Please also tell us whether you require any affirmative representations from your investors that specifically address these types of strategies and whether you have otherwise taken any affirmative steps to ensure that your private placement investors have in fact borne the risk of their investment prior to removing the restrictive legends.

U.S. Securities and Exchange Commission	2	January 27, 2021

Response: The Sponsor advises the Staff that it is aware of strategies used by private placement investors to hedge the economic exposure of Shares purchased in the private placement, including strategies that involve taking short positions in the Shares or the ETH underlying the Shares, or borrowing ETH to use in connection with an in-kind subscription of Shares. The Sponsor is not aware of any private placement investors improperly closing short positions by delivering Shares purchased in the private placement after the legends have been removed.

The subscription agreement does not specifically address the various types of strategies that a private placement investor could employ in order to hedge its economic exposure to the Shares or to the underlying ETH. However, the subscription agreement contains the following representations and warranties, which the Sponsor requires all private placement investors to agree to, and which are intended to ensure that the Shares are not directly or indirectly transferred except in compliance with securities laws:

“Subscriber understands and agrees that once purchased, Shares and all rights created by, arising out of or relating or attaching to Shares, whether monetary, legal, beneficial or otherwise, may not, directly or indirectly, be re-offered for sale, transferred, sold, assigned, pledged, encumbered, charged, exchanged or hypothecated (including, but not limited to, being offered by, or listed on an exchange through any placement agent, intermediary, online service, site, agent or similar Person or service), nor shall Subscriber create, or permit the creation of, a lien or security interest in or any encumbrance on any Shares or otherwise dispose of its Shares (or any portion thereof) to or in favor of another party, whether voluntarily or involuntarily (a “Transfer”), except as permitted under the Securities Act and any applicable state or other securities laws, pursuant to registration or an exemption therefrom.

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“Subscriber further represents and warrants that it does not have any intention or obligation to Transfer its Shares or any portion thereof. Subscriber understands that (a) its Shares may not be resold unless (i) subsequently registered pursuant to the Securities Act or an exemption from registration thereunder is available and (ii) the Sponsor has provided prior written consent to such resale or transfer, (b) Subscriber does not have the right to require such registration, (c) Rule 144 under the Securities Act will be available to permit resales of Shares only after (i) a one year holding period or (ii) a six month holding period after the Trust has been subject to the reporting requirements of Section 13 under the Exchange Act for a period of 90 days and (d) although the Shares are currently quoted on the OTCQX, there can be no assurance that the Shares will continue to be so quoted.”

It is also the Sponsor’s understanding that each broker-dealer used by private placement investors to take short positions in Shares is required by FINRA Rule 3110 to have in place policies and procedures “reasonably designed to achieve compliance with applicable securities laws,” and that such compliance would include ensuring that sales of Shares through the broker-dealer are consistent with the registration requirements of the Securities Act of 1933 or an exemption thereunder.

U.S. Securities and Exchange Commission	3	January 27, 2021

While the Sponsor believes that the terms of the subscription agreement and practices described above cover improper activities with the Shares, the Sponsor intends to include in its subscription agreements representations and warranties addressing specific hedging strategies to ensure that the private placement investors comply with the position set forth in Item 528.03 of the Securities Act Compliance and Disclosure Interpretations compiled by the Office of Chief Counsel, Division of Corporation Finance.

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Please do not hesitate to contact me at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Hillary A. Coleman

Hillary A. Coleman

cc:	Michael Sonnenshein, Chief Executive Officer, Grayscale Investments, LLC

Joseph A. Hall, Davis Polk & Wardwell LLP